                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[x]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-2.

                          MALAN REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


                      KENSINGTON INVESTMENT GROUP, INC.
--------------------------------------------------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-12.

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------

                    PRELIMINARY COPY, SUBJECT TO COMPLETION

                              DATED APRIL   , 2000


                 [LETTERHEAD OF KENSINGTON INVESTMENT TO COME]


                                                                  April   , 2000


Dear Fellow Shareholders:


     We are the beneficial owners of 10.3% of the Common Stock of Malan Realty Investors, Inc. We have been a shareholder since 1995. Over the past year or so we have grown increasingly dissatisfied with the Company's performance.



     We are particularly dissatisfied with the Board's actions to entrench itself and management. We believe that the Board is only interested in retaining control of the Company. As a result, we are seeking your support to elect a new Board of Directors.


     The slate of nominees that we are proposing are individuals of integrity and experience who are committed to enhancing value for all Shareholders. The election of our slate would provide the Company with a fresh perspective based on a combined total of over 75 years of real estate asset management, investment and capital markets experience.


     It is important that your shares be represented and voted at the annual meeting regardless of the size of your holdings. Whether or not you plan to attend the annual meeting, please complete, sign, date and return the accompanying GOLD proxy card in the enclosed envelope in order to make certain that your shares will be represented at the annual meeting.



     If you also believe it is time for a change, please mark, sign, date, and mail the enclosed GOLD proxy card. If you have already returned the proxy card sent to you by the company, you may revoke that proxy and vote for our nominees by marking, signing, dating, and mailing a later dated GOLD proxy card.



     If you have any questions or comments, please contact our proxy solicitors, Georgeson Shareholder Communications, Inc. at (800) 223-2064.


     Thank you for your consideration of this matter.

                                          Sincerely yours,

                                          KENSINGTON INVESTMENT GROUP, INC.

                    PRELIMINARY COPY, SUBJECT TO COMPLETION

                              DATED APRIL   , 2000


                                PROXY STATEMENT

                                       OF

                       KENSINGTON INVESTMENT GROUP, INC.

                    IN OPPOSITION TO THE BOARD OF DIRECTORS

                                       OF

                          MALAN REALTY INVESTORS, INC.
                            ------------------------

                      2000 ANNUAL MEETING OF SHAREHOLDERS

                                  INTRODUCTION


     This Proxy Statement (the "Proxy Statement") and the accompanying form of Proxy are being furnished by Kensington Investment Group, Inc., a Delaware corporation ("Kensington"), to the owners of shares of Common Stock of Malan
Realty Investors, Inc. (the "Company"), on or about April   , 2000, in
connection with the solicitation by Kensington of proxies to be voted at the Company's 2000 Annual Meeting of Shareholders (the "Annual Meeting"). The Company has announced that the Annual Meeting will be held on May 10, 2000, at the Hilton Northfield, 5500 Crooks Rd., Troy, Michigan, 48098 at 10:00 a.m. local time.


     Kensington is soliciting proxies from the holders of shares of Common Stock in order to elect the following individuals (collectively, the "Kensington Nominees") to the Board of Directors of the Company (the "Board") at the Annual
Meeting: Paul Gray, Jill Holup, John P. Kramer, Jeffrey Lewis, and Andrew Miller. If elected, the Kensington Nominees will constitute the entire Board. Kensington is proposing a slate of nominees for the Board because it believes a new Board with a new perspective is needed to enhance Shareholder value.


     YOU MAY HAVE RECEIVED A PROXY CARD FROM THE COMPANY. PLEASE RETURN ONLY KENSINGTON'S GOLD PROXY CARD AND DO NOT RETURN ANY COMPANY WHITE PROXY CARD UNDER ANY CIRCUMSTANCES. IF YOU RETURN BOTH PROXY CARDS THERE IS A DANGER THAT YOUR SHARES WILL NOT BE VOTED AS YOU DESIRE, BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.


INFORMATION ABOUT KENSINGTON


     Kensington is a major Shareholder of the Company and has been a shareholder since 1995. As of the date of this Proxy Statement, Kensington is the beneficial owner of 533,550 shares of Common Stock (or approximately 10.3% of the shares issued and outstanding). Kensington is a registered investment advisor engaged in the business of managing investments in real estate securities. The principal business address of Kensington is 4 Orinda Way, Suite 220D, Orinda, California 94563.


REASONS FOR THE SOLICITATION

     Kensington is asking Shareholders to elect the five Kensington Nominees to replace the current Board. As one of the Company's largest Shareholders, Kensington has become dissatisfied with the Company's performance and is seeking to elect a new slate of nominees to the Board.

     Below we have summarized why we think it is time to have a new Board in place.

     - THE CURRENT BOARD'S ACTIONS ARE HOSTILE TOWARDS THE SHAREHOLDERS

     Kensington believes that the incumbent Board's actions over the past year have been directed against the Shareholders of the Company.

     January, 1999. The Board Adopted a "Poison Pill". After a 21% decline in the price of the stock (from July 15, 1998 to January 15, 1999) the Board of Directors adopted a "Poison Pill". Although often described as protecting Shareholders from coercive or unfair acquisition offers, it has also been argued that Poison Pills have the effect of causing a substantial dilution of ownership to any person or group that attempts to acquire a significant number of shares in the Company without the prior permission of the Board. Malan claimed in a press release that the Poison Pill "is designed to help the board of directors assure that all Malan shareholders are treated fairly in any unsolicited takeover attempt." Nevertheless, Kensington believes that in the hands of the current Board the Poison Pill serves to protect management from direct Shareholder accountability. Kensington believes the adoption of the "Poison Pill" hurt all Shareholders in the Company because it shows that management and the Board are more interested in entrenching themselves and maintaining control of the Company than in working to increase value for all Shareholders.


     Spring, 1999. Attempt to Stagger the Board. The Board tried to have the Shareholders approve a "Staggered Board" at the 1999 Annual Meeting. Under a Staggered Board, only one-third of the directors are elected at each annual meeting. In its draft proxy statement, the Company admitted that a Staggered Board would make it more difficult to replace a majority of the Board, even if shareholders desire such a change. The Board eventually withdrew the Staggered Board proposal after Shareholders expressed their concerns about it. Although the Staggered Board proposal was eventually withdrawn, Kensington views its inclusion in the Company's 1999 proxy statement as another example of the Board's desire to entrench itself and maintain control of the Company rather than work to increase value for all Shareholders.

     Fall, 1999. Hostile Behavior Toward Major Shareholder. Based on Securities and Exchange Commission filings, Kensington believes that the Company engaged in highly aggressive actions against a large shareholder named Peter T. Kross near the end of 1999.

     The specific actions of the Company are discussed below, but Kensington sees this behavior as another example of the Board's desire to entrench itself and maintain control of the Company rather than work to increase value for all Shareholders.

     According to SEC filings, Mr. Kross was and remains the beneficial owner of 9.0% of the Common Stock. In August, 1999 this Shareholder met with management to encourage the Company to explore different strategies for maximizing Shareholder value and requested that the Company add either himself or his representative to the Board. On September 14, 1999, Mr. Kross met with the Board to discuss his qualifications for membership on the Board.

     However, just prior to the September 14th meeting, the Board held a special meeting on September 7, 1999, in order to take steps to limit Shareholder action by amending the Company's By-Laws with respect to special meetings, shareholder proposals and nomination of Directors. The amended By-Laws set forth new procedural requirements for Shareholder proposals and nominations as well as limit the ability to call a special meeting of Shareholders to those Shareholders who are record holders of shares of at least fifty-one percent (as opposed to twenty-five percent under the Company's previous By-Laws) of Common Stock. The Board did not disclose these By-Laws changes until after its meeting with Mr. Kross.

     In November, Mr. Kross informed the Company of his intention to run a full slate of five Director nominees for the Annual Meeting and formally withdrew his request for appointment to the Board. In response, the Company sent a letter to the parent corporation of Mr. Kross' employer. The letter referred to the close banking relationship between the Company and another of the parent corporation's subsidiaries and asked that Mr. Kross' actions be reviewed. Mr. Kross' employer investigated and found no improper conduct. However, the employer asked Mr. Kross to not seek or accept a Board position, and to not nominate any other candidate for a Board position. In response, Mr. Kross stated that he no longer intended to nominate a slate of directors for the Board. Kensington hopes that the Board does not intend to take similar actions against Shareholders who attempt to exercise their shareholder rights.


     March, 2000. Denial of Kensington's Request for Meaningful Input. On March 3, 2000, Kensington requested representation on the Board in order to have direct input into the Board's current deliberations to enhance Shareholder value. Kensington requested that the Board be increased to eight and include three of its nominees. After discussions with Kensington, the Company rejected Kensington's request but did offer to increase the size of the Board by one director and to elect a Kensington designee. It is Kensington's view, that this response did not adequately satisfy our request as the single largest Shareholder of the Company to have greater input into the Company's plans. Kensington believes that a single nominee is merely token representation and would result in an isolated director without any real influence.


     - THE BOARD'S STRATEGY IS NOT WORKING


     Prudential Has Been Retained to Evaluate Strategic Alternatives. On December 20, 1999, the Company announced that it has been conducting a comprehensive review of its strategy and operations. The goal of this review was to identify and analyze various means of enhancing Shareholder value. The Company announced that since the summer of 1999 Prudential Securities Incorporated has been working with the Company and had been retained as financial advisor. After the announcement, Kensington asked Malan to keep Kensington informed about the progress of Malan's review. Kensington and Malan briefly discussed many possible strategic alternatives that Malan was considering in broad, general terms. No specific proposals were discussed.



     But Nothing Has Happened. It appears that the Company has been working with Prudential for more than nine months to enhance Shareholder value, and yet since this activity began in "late summer" the Company's share price has gone down. The Company's stock price has declined from $13.56 prior to the December 20th announcement to $12.50 on April 4, 2000.



     The Kensington Nominees Intend to Reinvigorate the Process and Protect Shareholder Value. Kensington believes that a new perspective is needed on the Board to reinvigorate the process of enhancing shareholder value and to ensure that any strategic transactions are undertaken in the best interest of all Shareholders.


     - THE KENSINGTON NOMINEES HAVE THE EXPERIENCE THE COMPANY NEEDS


     The Kensington Nominees are individuals of integrity who combined have over 75 years of experience in the real estate industry. The Kensington Nominees have been carefully chosen for their depth of experience in the real estate business. We believe that they are highly accomplished executives who are well-experienced at investment decision making, and capital markets activities. We believe that they are capable of thoroughly understanding and directing the Company's business.



     The Kensington Nominees are committed to enhancing value for all Shareholders. If elected, they intend to embark on a strategy designed to focus management on realizing the benefits of the current business and exploring and evaluating alternatives for the Company. The Kensington Nominees do not currently have a specific plan to enhance shareholder value. They intend to evaluate strategic alternatives and to consider other options to enhance shareholder value after they are elected to the Board and have access to the Company's information.


     Based upon reports contained in the Company's SEC filings, the three senior executives of the Company have "change of control" golden parachute contracts. These golden parachutes purport to grant the executives health insurance for their entire lives and a cash payment payable 5 days after a change in control as follows: Anthony Gramer -- $1,000,000; Michael Kaline -- $500,000; and Elliott Broderick -- $250,000. The golden parachutes purport to define a change in control as including the election of the Kensington Nominees. The executives would be entitled to the golden parachute payments whether they leave the Company voluntarily, whether they are terminated by the new Board or whether they remain employees and continue in their positions. Kensington expects the Kensington Nominees to evaluate the propriety and legality of these golden parachute and take any actions they deem necessary to protect the interests of the Company and its Shareholders.


     KENSINGTON STRONGLY RECOMMENDS THAT YOU VOTE FOR THE KENSINGTON NOMINEES BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED.

     HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF MARCH 17, 2000, THE RECORD DATE FOR VOTING AT THE MEETING, ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES HAVE BEEN SOLD AFTER THE RECORD DATE.



     IF YOU HAVE PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE MEETING, YOU SHOULD SEEK TO OBTAIN A PROXY FROM THE SELLER OF SUCH SHARES.



     IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE GOLD PROXY CARD.


 QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ACCOMPANYING GOLD PROXY CARD
                             SHOULD BE DIRECTED TO:


                   Georgeson Shareholder Communications, Inc.


                          17 State Street, 10th Floor


                               New York, NY 10004



                                 Call Toll Free

                                 (800) 223-2064


VOTING



     The Board has fixed the close of business on March 17, 2000 as the record date for the determination of the holders of Common Stock entitled to notice of and to vote at the Annual Meeting. On such date, there were 5,173,342 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. On all matters, including the election of Directors, each holder of Common Stock will have one vote for each share held.


     The attendance at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. "Broker non-votes" will be counted for purposes of determining whether there is a quorum. Similarly, a proxy marked "abstain" with respect to any matter will not be voted but will be counted as present. The affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required for the election of Directors. A properly signed Proxy marked "withhold authority" with respect to the election of one or more Directors will not be voted for the Directors so indicated, but will be counted to determine whether there is a quorum. The affirmative vote of a majority of the votes cast at the Annual Meeting will be necessary to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for 2000. If any other matter properly comes before the Annual Meeting, its resolution will be determined by the affirmative vote of the holders of a majority of votes cast at the meeting. Since the election of Directors and the ratification of the appointment of auditors will be determined by votes cast rather than by a percentage of the shares present, "broker non-votes" and abstentions will not affect the election of Directors or the ratification of auditors.

     If the enclosed form of Proxy is executed and returned, it may nevertheless be revoked by the person giving it any time before the vote at the Annual Meeting either by filing with the Secretary of the Company a written notice of revocation or a proxy bearing a later date than the most recently submitted proxy or by attending the Annual Meeting and voting in person. The execution of a proxy will not affect a Shareholder's right to attend the Annual Meeting and vote in person, but attendance at the Annual Meeting will not, by itself, revoke a proxy.


     Unless contrary instructions are indicated on the enclosed GOLD Proxy, all shares of Common Stock represented by valid Proxies received pursuant to this solicitation (which have not been revoked as described above) will be voted (a) FOR the election of the Kensington Nominees, (b) FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors for 2000 and (c) at the discretion of the Proxy holder(s), on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponements(s) thereof.


     IF YOU WISH TO VOTE FOR THE KENSINGTON NOMINEES, YOU MUST SUBMIT THE ENCLOSED GOLD PROXY CARD AND SHOULD NOT SUBMIT THE COMPANY'S WHITE PROXY CARD.



YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY IMPORTANT. PLEASE SIGN AND
  DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE PAID
                               ENVELOPE PROMPTLY.


                                   PROPOSAL 1

                       NOMINEES FOR ELECTION AS DIRECTORS

GENERAL

     The Amended and Restated By-Laws of the Company (the "By-Laws") provide that the Board shall consist of not less than 3 nor more than 11 Directors, with the exact number to be fixed by resolution of the Board. At the 1999 annual meeting of Shareholders, 5 persons were elected to serve as Directors on the Board until the 2000 annual meeting of Shareholders and until his or her successor had been duly elected and qualified, or until his or her death, resignation or removal.

THE KENSINGTON NOMINEES

     The information below concerning age and principal occupation has been furnished by the respective Kensington Nominees. None of the Kensington Nominees directly owns Common Stock.


                             NOMINEES FOR DIRECTOR



     ANDREW MILLER, age 45, has been in the real estate business since 1981. He is currently the President of Miller Capital Advisory, Inc. ("MCA"), an advisory business focused on real estate capital markets and asset management. Mr. Miller built MCA and its affiliates on his background and reputation as a multi-faceted, highly experienced investment real estate professional and through word-of-mouth client referrals. As leader of the MCA business group, Mr. Miller has secured repeat consulting assignments serving a growing group of prominent public pension plan sponsors. Mr. Miller is responsible for the firm's strategic and marketing initiatives as well as delivery of services. Mr. Miller's practice has focused on providing his clients with impartial assessments of their real estate holdings and strategic action plans. Miller has led several major transactions for the benefit of the firm's clients, including property sales and joint venture restructurings.



     Prior to forming MCA, Mr. Miller was employed by Homart Development Corporation for 15 years. Homart was one of the nation's leading developers and owners of investment properties prior to its liquidation in 1995. As Homart's First Vice President, Capital Markets, Mr. Miller was responsible for asset disposition, acquisition, financing and joint venture structuring activities. In this capacity, Mr. Miller cultivated institutional investor relations and directed capital raising transactions totaling over $3 billion. Mr. Miller served the early years of his Homart career in various managerial capacities including acquisitions analysis, corporate planning, financial control and accounting, and corporate finance and treasury.



     Mr. Miller's background working on challenging capital markets and real estate joint venture initiatives is extensive. As a principal of Homart, Mr. Miller successfully negotiated dispositions of partial interests in major commercial properties to both corporate partners and to such institutional investors as the State of Wisconsin Investment Board, JMB Group Trust V and The Aetna. Mr. Miller also negotiated numerous joint venture agreements associated with these dispositions and with Homart's separate acquisition activities. As the leader of MCA, Mr. Miller has provided both general and specific joint venture structuring advice to the firm's clients, including CalPERS, the Arizona State Retirement System and the State of Michigan Retirement System.



     Mr. Miller received his Master's Degree from the University of Chicago and holds a Bachelor of Science degree from the University of Illinois, Urbana.



     JEFFREY LEWIS, age 54, has been in the real estate business since 1971. He is currently a Vice President at Kennedy Associates Real Estate Counsel, Inc. ("KAREC"), a real estate investment firm. Mr. Lewis joined KAREC in 1998 and is responsible for managing one of the two KAREC national asset management teams in addition to his direct responsibility for several properties.



     Prior to joining the firm, Mr. Lewis was most recently a Principal Investment Officer at the California Public Employees' Retirement System (CalPERS) where he had general responsibility for the fund's national office portfolio of 35 properties totaling over 15 million square feet and values of approximately $1.4 billion. For the eight previous years, Mr. Lewis directed a number of activities at CalPERS, including the design and implementation of the very successful single family development financing program into which CalPERS has committed over $800 million and which has earned returns on investment in excess of 20%.



     Prior to his association with CalPERS, Mr. Lewis operated a real estate development company that developed, built and managed over 650 apartment units in California and Nevada and in which he was the sole stockholder.



     Mr. Lewis received his Master's Degree from Stanford University and holds a Bachelor of Science degree in economics from The University of Nevada, Las Vegas. He is a licensed real estate broker in California and Nevada and holds a general contracting license in California.



     JOHN P. KRAMER(1), age 42, has been in the real estate business since 1985. He is President and co-founder of Kensington Investment Group, Inc., a registered investment advisor engaged in the business of managing investments in real estate securities. He is involved in all aspects of the organization and is primarily responsible for directing the firm's investment policies.



     Mr. Kramer was previously Executive Vice President at Liquidity Fund Investment Corporation where he was responsible for directing the research, marketing and trading activities of the firm.



     Prior to joining Liquidity Fund in 1985, Mr. Kramer was an associate with Federal Reserve Chairman Allen Greenspan's economic consulting firm, Townsend-Greenspan & Co. in New York City, and an account executive at Sutro & Co., Inc. and Prudential-Bache Securities in San Francisco.



     Mr. Kramer received his Masters Degree in Business Administration from the University of California Berkeley in 1986, receiving an award for his work in real estate finance while at the Business School. He received a Bachelor of Arts in 1980 from the State University of New York, Oneonta, in Economics, graduating as class valedictorian.



     JILL HOLUP, age 36, has been in the real estate business since 1985. She is a Partner at John McStay Investment Counsel, an investment management firm. Her responsibilities include research, portfolio management and new business development. Previously, Ms. Holup was a First Vice President, Equity Research at McDonald & Company Securities (an investment bank) from 1996 through 1997.



     From 1994 to 1996 she was a Senior Securities Analyst with RREEF Real Estate Securities Advisers, where she specialized in REIT investing. Prior to joining RREEF, Ms. Holup held the position of Portfolio Manager with Liquidity Financial Group. While she was with Liquidity Financial Group from 1988 to 1994 she was responsible for research and portfolio management with respect to the company's partnership and


---------------


(1) Mr. Kramer controls more than a majority of the stock of Kensington, and accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by Kensington. Mr. Kramer disclaims beneficial ownership of all such shares.

REIT investments. From 1985 to 1988 she was involved in the real estate field in capacities including leasing, property management, development and lending.



     Ms. Holup received her Master's Degree in Business Administration from the Haas School of Business at the University of California at Berkeley. She earned her bachelor's degree in finance at the University of Texas, El Paso in 1985.



     PAUL GRAY, age 34, has been in the real estate business since 1988. He is Executive Vice President and co-founder of Kensington Investment Group, Inc., a registered investment advisor engaged in the business of managing investments in real estate securities. Mr. Gray has overall responsibility for investment decision making on behalf of Kensington's portfolios and is the director of Kensington's research group.



     Mr. Gray was previously a partner of Golden State Financial Services, a mortgage brokerage company. From 1988 to 1992, Mr. Gray was a senior analyst at Liquidity Fund Investment Corporation where he managed the firm's REIT portfolios and developed the models used to evaluate limited partnerships. He was simultaneously Director of Research for the National Real Estate Index where he was instrumental in designing the methodology and systems used to track real estate values throughout the United States.



     Mr. Gray received a Bachelor of Science in Finance and Real Estate in 1988 from the Haas School of Business at the University of California at Berkeley. He is a licensed real estate broker in the state of California.


     Each Kensington Nominee has entered into an Indemnification Agreement with Kensington pursuant to which: (i) each Kensington Nominee has agreed to be named as a nominee for election as a Director of the Company at the Annual Meeting;
(ii) each Kensington Nominee (unless previously approved by Kensington in writing) has agreed that each will not serve as a nominee for election as a Director of the Company, or to otherwise stand for election as or become a Director of the Company, as part of a slate of nominees proposed by any other party (including the Board), unless such slate includes a number of nominees proposed by Kensington sufficient to constitute a majority of the members of the Board of the Company; and (iii) Kensington has agreed to indemnify each Kensington Nominee from and against any losses incurred by such Kensington Nominee resulting from, relating to or arising out of the nomination of such Kensington Nominee for election as a Director of the Company at the Annual Meeting.

 KENSINGTON RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK VOTE IN FAVOR OF
    THE KENSINGTON NOMINEES LISTED ABOVE AND NOT VOTE IN FAVOR OF ANY OF THE
                            NOMINEES OF THE COMPANY.

             INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

     Under the applicable regulations of the Securities and Exchange Commission ("SEC"), Kensington and each of the Kensington Nominees is deemed to be a "participant" in Kensington's solicitation of proxies. The following table sets forth the name, business address and principal occupation of the Kensington Nominees and any other person who may solicit proxies from Shareholders of the Company on behalf of Kensington ("Participants").

ANDREW MILLER
  President
  Miller Capital Advisory, Inc.
  1800 Sherman Avenue, Suite 100
  Evanston, IL 60201

JEFFREY LEWIS
  Vice President
  Kennedy Associates Real Estate Counsel, Inc.
  2400 Financial Center
  Seattle, WA 98161

JILL HOLUP
  Partner and Portfolio Manager
  John McStay Investment Counsel
  5949 Sherry Lane, Suite 1600
  Dallas, TX 75225

PAUL GRAY
  Portfolio Manager
  Kensington Investment Group, Inc.
  4 Orinda Way, Suite 220D
  Orinda, CA 94563

JOHN P. KRAMER
  President
  Kensington Investment Group, Inc.
  4 Orinda Way, Suite 220D
  Orinda, CA 94563

---------------
(1) The companies named in the table above, to the extent that the Participants are officers of such companies, are deemed to be associates of such Participants. The addresses of such associates are as given above.

     The following is a summary of all transactions in Company securities by the Participants over the last two years. Unless otherwise indicated, none of the Participants other than Kensington has purchased or sold Common Stock of the Company within the past two years.

KENSINGTON TRANSACTIONS

                         AMOUNT OF
                       COMMON STOCK
DATE OF                PURCHASED (P)
TRANSACTION             OR SOLD (S)
-----------            -------------
3/29/98..............      5,000(P)
3/31/98..............      7,500(P)
4/2/98...............      5,000(P)
4/3/98...............      3,500(P)
4/13/98..............      2,000(P)
4/14/98..............      1,000(P)
4/15/98..............        100(P)
4/22/98..............      4,200(P)
4/27/98..............      1,500(P)
4/28/98..............        100(P)
5/14/98..............      3,000(S)
5/27/98..............      1,000(P)
6/3/98...............        700(P)
6/24/98..............     45,000(P)
6/26/98..............     20,000(P)
6/29/98..............      5,000(P)
6/30/98..............      7,000(P)
7/2/98...............     10,900(P)
7/6/98...............      1,500(P)
7/9/98...............      5,000(P)

                         AMOUNT OF
                       COMMON STOCK
DATE OF                PURCHASED (P)
TRANSACTION             OR SOLD (S)
-----------            -------------
7/10/98..............      2,000(P)
7/14/98..............      2,000(P)
7/15/98..............     10,000(P)
7/17/98..............      8,100(P)
7/21/98..............        500(P)
7/23/98..............      5,000(P)
7/24/98..............     13,000(P)
7/27/98..............     12,000(P)
7/28/98..............     10,000(P)
7/30/98..............      7,000(P)
7/31/98..............      7,000(P)
8/11/98..............      4,000(P)
8/12/98..............      3,100(P)
8/21/98..............      1,000(P)
8/31/98..............      5,000(P)
9/2/98...............      2,000(P)
9/4/98...............        500(P)
9/8/98...............      2,000(P)
9/9/98...............      1,000(P)
9/10/98..............        100(P)

                         AMOUNT OF
                       COMMON STOCK
DATE OF                PURCHASED (P)
TRANSACTION             OR SOLD (S)
-----------            -------------
9/15/98..............      2,000(P)
9/21/98..............        500(P)
9/22/98..............        500(P)
9/25/98..............        500(P)
9/30/98..............      8,000(P)
10/7/98..............     10,500(S)
10/13/98.............        500(S)
10/19/98.............        200(S)
10/20/98.............      1,600(S)
10/22/98.............      1,000(S)
10/27/98.............      1,000(S)
10/29/98.............      1,000(S)
11/2/98..............      1,400(S)
11/5/98..............        500(S)
11/6/98..............      1,000(S)
11/10/98.............        100(P)
11/12/98.............        500(S)
11/16/98.............      1,000(S)
11/24/98.............        500(S)
12/8/98..............        500(P)

                         AMOUNT OF
                       COMMON STOCK
DATE OF                PURCHASED (P)
TRANSACTION             OR SOLD (S)
-----------            -------------
12/14/98.............      5,000(S)
12/18/98.............      5,000(S)
12/24/98.............        600(P)
12/29/98.............        100(P)
12/30/98.............        200(P)
12/31/98.............      7,100(P)
1/4/99...............      1,000(S)
1/5/99...............     10,000(S)
1/5/99...............        500(P)
1/8/99...............      2,000(S)
1/12/99..............      3,500(P)
1/13/99..............      4,500(S)
2/3/99...............        500(P)
2/10/99..............      5,000(P)
2/11/99..............      5,000(S)
2/18/99..............        100(S)
2/23/99..............      2,000(S)
2/25/99..............        500(P)
3/3/99...............      2,500(P)
3/4/99...............     15,200(P)
3/5/99...............        100(P)
3/8/99...............        200(P)
3/9/99...............      6,000(P)
3/15/99..............      1,000(P)
3/16/99..............      1,000(P)
3/17/99..............        200(P)
3/22/99..............      4,800(S)
3/24/99..............      7,000(S)
3/26/99..............      2,000(S)
3/29/99..............      2,300(P)
3/30/99..............      2,000(P)
3/30/99..............        500(S)
3/31/99..............      3,100(S)
4/1/99...............      2,500(S)
4/5/99...............      5,000(S)
4/6/99...............      2,000(S)
4/7/99...............      7,600(S)
4/8/99...............      1,000(S)
4/13/99..............      1,600(P)
4/21/99..............      2,300(P)
4/23/99..............        800(P)
4/26/99..............      1,500(S)
4/29/99..............        500(S)
4/30/99..............      6,300(P)
5/3/99...............        100(P)
5/13/99..............      3,000(P)
5/14/99..............        500(P)
5/17/99..............        100(P)
5/18/99..............      2,000(P)

                         AMOUNT OF
                       COMMON STOCK
DATE OF                PURCHASED (P)
TRANSACTION             OR SOLD (S)
-----------            -------------
6/1/99...............        500(P)
6/4/99...............      7,000(P)
6/10/99..............      1,000(P)
6/11/99..............      1,000(P)
6/14/99..............      7,000(P)
6/15/99..............      1,400(P)
6/16/99..............        200(P)
6/17/99..............      1,000(P)
6/21/99..............        400(S)
6/22/99..............        200(P)
6/23/99..............      5,000(S)
6/23/99..............        200(P)
6/24/99..............        700(P)
6/25/99..............      1,000(P)
6/28/99..............        500(P)
6/29/99..............      4,100(P)
6/30/99..............      3,500(P)
7/2/99...............        100(P)
7/8/99...............        500(P)
7/22/99..............        100(P)
7/30/99..............        100(P)
8/3/99...............        100(P)
8/19/99..............      2,450(P)
8/23/99..............      1,000(P)
8/24/99..............     10,000(P)
9/9/99...............      7,400(P)
9/13/99..............      8,000(P)
9/14/99..............      3,000(S)
9/14/99..............      1,000(P)
9/15/99..............      2,000(S)
9/16/99..............      2,500(S)
9/17/99..............      4,000(S)
9/20/99..............        200(P)
9/21/99..............        500(P)
9/23/99..............      7,500(P)
9/23/99..............      8,000(S)
9/24/99..............      3,000(S)
9/27/99..............        500(P)
9/28/99..............        100(P)
9/30/99..............     15,700(P)
10/1/99..............        500(S)
10/4/99..............        600(P)
10/14/99.............      2,000(S)
10/26/99.............        200(P)
11/1/99..............        400(S)
11/4/99..............      1,000(P)
11/8/99..............        500(S)
11/9/99..............        500(S)


                         AMOUNT OF
                       COMMON STOCK
DATE OF                PURCHASED (P)
TRANSACTION             OR SOLD (S)
-----------            -------------
11/10/99.............      1,200(P)
11/16/99.............        100(P)
11/17/99.............        100(P)
11/19/99.............        100(P)
11/22/99.............        200(P)
11/23/99.............      3,700(P)
11/24/99.............        100(P)
11/26/99.............        800(P)
11/29/99.............        100(P)
11/30/99.............        100(P)
12/1/99..............      6,200(P)
12/14/99.............        100(P)
12/16/99.............      1,000(P)
12/17/99.............      1,100(P)
12/20/99.............        100(P)
12/21/99.............      1,000(P)
12/22/99.............        800(P)
12/23/99.............        500(P)
12/27/99.............      1,500(P)
12/29/99.............      4,000(P)
12/30/99.............      2,000(P)
12/31/99.............      1,500(P)
1/05/00..............        500(P)
1/07/00..............        500(P)
1/10/00..............      1,000(P)
1/24/00..............        700(P)
1/25/00..............      5,000(S)
1/28/00..............        200(P)
2/01/00..............        500(P)
2/02/00..............        500(P)
2/07/00..............        500(P)
2/08/00..............        500(P)
2/09/00..............        500(P)
2/14/00..............        500(P)
2/16/00..............      2,000(P)
2/22/00..............        500(P)
2/23/00..............        500(P)
2/25/00..............      2,200(P)
2/28/00..............      1,300(P)
3/23/00..............      3,500(P)
3/24/00..............      5,000(P)
3/27/00..............      1,300(P)
3/28/00..............      9,000(P)
3/29/00..............      3,100(P)
3/30/00..............      3,500(P)
3/31/00..............     11,800(P)
3/31/00..............      2,000(S)
4/3/00...............      2,000(P)


---------------
(1) All of the shares of Common Stock denoted in the table above as being purchased and/or sold by Kensington were purchased and/or sold in the ordinary course of business at the direction of Kensington as investment advisor to certain investment accounts and as general partner of certain limited partnership investment partnerships.

     Except as described in this Proxy Statement, none of the Participants nor any of their respective affiliates or associates (together, the "Participant Affiliates"), (i) directly or indirectly beneficially owns any securities of the Company or of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a Shareholder. Furthermore, except as described in this Proxy Statement, no Participant or Participant Affiliate is either a party to any transaction or series of transactions since January 1, 1998, or has knowledge of any currently proposed transaction or series of transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and
(iii) in which any Participant or Participant Affiliate had or will have, a direct or indirect material interest.

     Except as described in this Proxy Statement, no Participant or Participant Affiliates has entered into any agreement or understanding with any person respecting any (i) future employment by the Company or its affiliates or (ii) any transactions to which the Company or any of its affiliates will or may be a party. Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliates within the past year with any person with respect to any capital stock of the Company.

                        COST AND METHOD OF SOLICITATION


     Kensington will bear the cost of this solicitation. While no precise estimate of this cost can be made at the present time, Kensington currently
estimates that it will spend a total of approximately $[               ] for its
solicitation of proxies, including expenditures for attorneys, solicitors and
advertising, printing, transportation and related expenses. As of April   ,
2000, Kensington has incurred proxy solicitation expenses of approximately
[$               ]. Kensington expects to seek reimbursement from the Company for its expenses in connection with this solicitation. In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone or telecopy.



     Kensington will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company capital stock. Kensington will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services. Kensington has retained the proxy solicitation firm of Georgeson Shareholder Communication ("Georgeson") at estimated fees of not more than $40,000 in the aggregate, plus reasonable out-of-pocket expenses, to participate in the solicitation of proxies and revocations. Kensington also has agreed to indemnify Georgeson against certain liabilities and expenses. Kensington
estimates that approximately        employees of Georgeson will be involved in
the solicitation of proxies on behalf of Kensington.


                             ADDITIONAL INFORMATION

     Certain information regarding Company Common Stock held by the Company's Directors, nominees, management and 5% stockholders is contained in the Company's Proxy Statement and is incorporated herein by reference. Information concerning the date by which proposals of security holders intended to be presented at the next annual of stockholders of the Company must be received by the Company for inclusion in the Company's proxy statement and form of proxy for that meeting is also contained in the Company's Proxy Statement and is incorporated herein by reference.

     Kensington assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company's Proxy Statement.

                                          KENSINGTON INVESTMENT GROUP, INC.


April   , 2000

                             YOUR VOTE IS IMPORTANT



1. Kensington Investment Group urges you to DISCARD the WHITE proxy card recently sent to you. A "WITHHOLD AUTHORITY" vote on the White proxy card is not a vote for the Kensington's nominees. To vote FOR our nominees you MUST execute a GOLD proxy card.



2. If you voted on a Managements White proxy card BUT WISH TO SUPPORT OUR NOMINEES, please sign, date and mail the enclosed GOLD proxy card in the postage-paid envelope provided as soon as possible.



3. Remember -- only your latest dated proxy will determine how your shares are to be voted at the meeting.



4. If any of your shares are held in the name of a bank, broker or other nominee, please contact the party responsible for your account and direct them to vote your shares for the Kensington nominees on the GOLD proxy card.



5. If you have any questions or need further assistance in voting your shares, please contact our proxy solicitor.


                [GEORGESON SHAREHOLDER COMMUNICATIONS INC. LOGO]


                         17 State Street, 10(th) Floor


                               New York, NY 10004


                        Banks and Brokers (212) 440-9800

                   Shareholders Call Toll Free (800) 223-2064

                         MALAN REALTY INVESTORS, INC.

                               COMMON STOCK PROXY

                      THIS PROXY IS SOLICITED ON BEHALF OF
                KENSINGTON INVESTMENT GROUP, INC. ("KENSINGTON")

         The undersigned hereby appoints John Patrick Kramer and Paul Gray II, and each of them proxies for the undersigned with full power of substitution, to vote all shares of Common Stock of Malan Realty Investors, Inc. (the "Company") which the undersigned is entitled to vote at the Company's 2000 Annual Meeting of Shareholders, and any postponements or adjournments thereof (the "Meeting"), hereby revoking all prior proxies, on the matters set forth below as follows:

--------------------------------------------------------------------------------
    THIS PROXY WILL BE VOTED AS SPECIFIED. IF A CHOICE IS NOT SPECIFIED, THE
       PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED BELOW AND "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT PUBLIC ACCOUNTANTS
                            FOR THE COMPANY FOR 2000.

--------------------------------------------------------------------------------

[X]      Please mark your votes as in this example.

1.       Election of Directors                       Nominees:       Paul Gray II, Jill Holup, John Patrick Kramer,
                                                                     Jeffrey Lewis and Andrew Miller

         FOR the nominees listed above                        WITHHOLD AUTHORITY to vote for the nominees listed
                                                              above
                  [_]                                                            [_]

         INSTRUCTION: To withhold authority to vote for any individual nominee or nominees, write that nominee's name in the space provided below.

         -------------------------------------------------------------------

2.       Approve Appointment of Deloitte & Touche LLP as Auditors for fiscal
         2000

                  FOR               AGAINST          ABSTAIN
                  [_]                 [_]              [_]

4. In the discretion of the proxyholders, on any other matters that may properly come before the meeting.

         Please sign exactly as your name appears hereon. When shares are held by two or more persons, all of them should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by the authorized person.

         Date
             ------------------------            -----------------------------
                                                          (SIGNATURE)


                                                 -----------------------------
                                                  (SIGNATURE IF HELD JOINTLY)


           PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD USING THE
                               ENCLOSED ENVELOPE.

--------------------------------------------------------------------------------

                                    IMPORTANT


1. Be sure to vote on the [GOLD] Proxy card. Kensington urges you NOT sign any proxy card which is sent to you by the Company.

2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the [GOLD] Proxy "FOR" the Kensington Nominees and "FOR" the approval of Deloitte & Touche LLP as the Company's independent public accountants for 2000.

3. If you have any questions or need assistance in voting your shares, please contact :


                  [__________________________________________]

--------------------------------------------------------------------------------